Exhibit 99.6

Consent of Independent Petroleum Engineers

We hereby consent to the use and reference to our name and reports evaluating OPTI Canada Inc.’s petroleum and natural gas reserves as of December 31, 2008, and the information derived from our reports, as described or incorporated by reference in OPTI Canada Inc.’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended as applicable.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

“signed by C.B. Kowalski”

C.B. Kowalski, P. Eng.
Vice President

Calgary, Alberta
March 24, 2009

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB  T2P 3G6     Tel: (403) 262-5506     Fax: (403) 233-2744     www.mcdan.com